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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                       ENCORE CAPITAL GROUP, INC. f/k/a
                             MCM Capital Group, Inc.
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                          -----------------------------
                         (Title of Class of Securities)

                                    292554102
                                 (CUSIP Number)

                               John M. Allen, Esq.
                              Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 16, 2002
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 292554102                     13D

(1)      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                               Consolidated Press International Holdings Limited

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)
                                                                          (b)
(3)      SEC USE ONLY
(4)      SOURCE OF FUNDS                                                      OO
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) OR 2(e)
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION        Commonwealth of the Bahamas

                              (7)      SOLE VOTING POWER                    None
Number of Shares
Beneficially Owned            (8)      SHARED VOTING POWER             6,199,396
by Each Reporting
Person With                   (9)      SOLE DISPOSITIVE POWER               None

                              (10)     SHARED DISPOSITIVE POWER        6,199,396


(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                        6,199,396


(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               54.3%

(14)     TYPE OF REPORTING PERSON                                         HC, CO


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CUSIP No. 292554102                   13D

(1)      NAME OF REPORTING PERSON         C.P. International Investments Limited
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)
                                                                          (b)

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS                                                      OO

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) OR 2(e)

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION        Commonwealth of the Bahamas

                              (7)      SOLE VOTING POWER                   None
Number of Shares
Beneficially Owned            (8)      SHARED VOTING POWER            6,199,396
by Each Reporting
Person With                   (9)      SOLE DISPOSITIVE POWER              None

                              (10)     SHARED DISPOSITIVE POWER       6,199,396


(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                       6,199,396


(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
         CERTAIN SHARES

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                54.3%

(14)     TYPE OF REPORTING PERSON                                            CO


                                   Page 3 of 6
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CUSIP No. 292554102                     13D


                         Amendment No. 4 to Schedule 13D


                  This Amendment No. 4 to Schedule 13D is filed by Consolidated Press International Holdings Limited ("CPIHL") and C.P. International Investments Limited ("CPII," and together with CPIHL, the "Reporting Persons") to further supplement and amend the Schedule 13D originally filed by the Reporting Persons on February 22, 2000, as supplemented and amended by Amendment No. 1, dated March 22, 2001 and by Amendment No. 2, dated August 28, 2001 and by Amendment No. 3, dated March 4, 2002 (the "Schedule 13D"). Items 3 and 5 are hereby supplemented and amended. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

                  Item 3 is supplemented by adding the following:

                  CPII held a 60% membership interest in CTW Funding LLC, a Delaware limited liability company (the "LLC"), which owned 250,000 warrants (all exercisable immediately and expiring on October 31, 2005 with the right to purchase up to 250,000 shares of the Company's Common Stock at $0.01 per share). On April 16, 2002, the 250,000 warrants were exercised, the LLC was dissolved and the shares of Common Stock were distributed to the LLC's members on a pro rata basis. CPII received 150,000 shares of Common Stock upon the exercise of the Warrants and the liquidating distribution from the LLC.

Item 5. Interest in Securities of the Issuer.

                  Item 5 is amended in its entirety to read as follows:

         (a) Pursuant to Rule 13d-3 of the Exchange Act, each of CPII and CPIHL may be deemed the beneficial owners of 6,199,396 shares of Common Stock, including 2,049,396 shares of Common Stock directly owned by CPII, the 150,000 shares to be distributed to it from the LLC on April 16, 2002, and 4,000,000 shares of Common Stock issuable on conversion of the Series A preferred stock. Assuming conversion of the Series A preferred stock into 4,000,000 shares of the Company's Common Stock, the aggregate holdings of CPII and CPIHL constitute approximately 54.3% of the Company's outstanding shares of Common Stock (computed on the basis of 7,161,132 shares of Common Stock currently outstanding, as reported in the Company's Form 10K, filed with the Securities and Exchange Commission on March 27, 2002).

         (b) CPII and CPIHL each share voting and dispositive power with respect to the 2,049,396 shares of Common Stock and, assuming conversion of the 400,000 shares of Series A preferred stock directly owned by CPII, would share voting and dispositive


                                   Page 4 of 6
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CUSIP No. 292554102                   13D


power with respect to the 4,000,000 shares of Common Stock issuable on conversion. Additionally, CPII and CPIHL share voting and dispositive power with respect to the 150,000 shares issued upon exercise of the Warrants previously held by the LLC.

         (c)  Not applicable.

         (d)  Not applicable.

         (e)  Not applicable.


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CUSIP No. 292554102                    13D


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:  April 16, 2002

                            Consolidated Press International Holdings Limited



                            By /s/ Guy Harold Bottomley
                               -----------------------------------------
                                 Name: Guy Harold Bottomley
                                 Title: Alternate Director and Secretary



                            C.P. International Investments Limited



                            By /s/ David John Barnett
                               --------------------------
                                 Name: David John Barnett
                                 Title: Director


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